Filed by Intercontinental Exchange, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Black Knight, Inc.

Commission File No.: 001-37394

Date: June 10, 2022

On June 9, 2022, the Chair and Chief Executive Officer of Intercontinental Exchange, Inc. spoke at the Piper Sandler Global Exchange & FinTech Conference. The following are excerpts from these remarks relating to its pending acquisition of Black Knight, Inc.:

…

Richard Henry Repetto

Analyst, Piper Sandler & Co.

… You acquired Black Knight, a mortgage technology provider predominantly to the back end...

Jeffrey Craig Sprecher

Chair & Chief Executive Officer, Intercontinental Exchange, Inc.

Yes.

Richard Henry Repetto

Analyst, Piper Sandler & Co.

...of the mortgage process, $13 billion in cash. So a meaningful acquisition.

Jeffrey Craig Sprecher

Chair & Chief Executive Officer, Intercontinental Exchange, Inc.

There’s a small stock piece in there. Yes.

Richard Henry Repetto

Analyst, Piper Sandler & Co.

And a stock piece as well.

Jeffrey Craig Sprecher

Chair & Chief Executive Officer, Intercontinental Exchange, Inc.

Yes.

Richard Henry Repetto

Analyst, Piper Sandler & Co.

So I guess the question given that we both – I’ve sat here and watched you electronify other markets, whether it would be energy, commodities with the New York Board of Trade, I saw you add clearinghouses, et cetera. The question is, how would you rank the electronification of mortgages, that process versus, which is an elongated process. And it seems like there’s more constituents, third-party or participants in the process versus the trade of a energy, a crude oil trade on EITI.

Jeffrey Craig Sprecher

Chair & Chief Executive Officer, Intercontinental Exchange, Inc.

Yeah. Well, I’ll use that example. So we charge $0.75 to buy 1,000 barrels of oil. So at $100, I mean, I’ll just use that as a number. And so $100,000 transaction, we charge $0.75. There’s a broker involved who’s a lender who is doing the credit worthiness, and they’re the member of our clearinghouse of an FCM. They would typically charge $1. So let’s just say it’s $2 to do a $100,000 transaction. To write a mortgage today we estimate it’s about $8,000. And it’s just unbelievable how expensive it is. And it’s just bizarre to me that with the fintech revolution that’s been going on you can go on a home shopping website now and buy a consumable item. You can buy toothpaste or something that is clearly going to be consumable. And as you check out there’s a button there that says, do you want to buy now and pay later. In other words, in real time we have systems that are underwriting consumer credit with no collateral and yet a home, generally speaking, somebody is putting 20% down. The home has an address. You can see it from space. It’s not going to move. It’s part of Maslow’s hierarchy, that of shelter and safety. And so the people that are in it are going to do everything in their power not to lose it. And we take about 60 days and $8,000 to do that transaction. And when you break it apart, that process of manufacturing that loan, that same consumer that got a toothpaste loan in real time, it’s the most kludgy thing in the world. And it’s mostly paper- based and all the lenders, it reminds me a lot of digitizing trading markets. Everybody thinks they have an edge. Everybody thinks they’ve figured it out. They don’t really want their competitors to adopt our technology because maybe they’ll be more competitive. People say, well, how much will I have to pay for that technology and the industry just can’t kind of get out of its own way. And yet people aren’t saying, gee, the consumer has an $8,000 – that $100,000 mortgage has $8,000 worth of cost just to construct the mortgage, let alone there was a broker who charged something to put that person in the house, and I mean, and so for we have a whole conversation in our society about wealth creation and a two-tier system and homeownership is a huge piece of wealth creation.

And those costs on the bottom end of the food chain of people that are buying mortgages are real and it just is amazing that the industry hasn’t figured out how to get standardized data sets, standardized systems and underwrite somebody quickly. I mean, we literally think we can build systems that would underwrite a credible buyer in real time.

But you know what I mean? You fill out who’s your employer and that data comes in, you fill out the address of the house and we pull the flood report and I mean all that data exists, but no one has really said let’s get it all in one network and make it available to everybody and so that’s the vision and we’re very, very focused on it. I think it’s a huge opportunity for the company and I think it’s an unbelievable friction point in our society.

Richard Henry Repetto

Analyst, Piper Sandler & Co.

I particularly have been swayed by the way you’ve presented not just been but also when you announced the transaction, you talked about the broader benefits to the end user of lowering the costs and the idea that now some lenders want to hold loans on their own balance.

Jeffrey Craig Sprecher

Chair & Chief Executive Officer, Intercontinental Exchange, Inc.

Correct.

Richard Henry Repetto

Analyst, Piper Sandler & Co.

And you keep that really, because it occurs to me that in some parts the stagnation of origination mimics fixed income where you get stodgy, people don’t want to change.

Jeffrey Craig Sprecher

Chair & Chief Executive Officer, Intercontinental Exchange, Inc.

Correct.

Richard Henry Repetto

Analyst, Piper Sandler & Co.

Until you get some big force across the process.

Jeffrey Craig Sprecher

Chair & Chief Executive Officer, Intercontinental Exchange, Inc.

It is amazing. I mean, we have visited lenders that have thousands of employees that are working on paper-based documents. And the managers, senior managers say of course we need to automate this, but you get into the mortgage department, people are like, we really don’t, we’re making money now and why would we want to change. It’s that same tension. I do think the downturn in the number of re-financings is going to force people to look at costs. And that’s an excellent time to start these businesses, we didn’t. Credit default swaps after the 2008 downturn. We did energy after the Enron collapse. These pivotal moments in society start to focus people on efficiency. And if you have the right solutions, so oddly as bad as the economic conditions may be, it’s a good time to be talking to people about let’s try something new.

Richard Henry Repetto

Analyst, Piper Sandler & Co.

This leads right to my next question. And I’m what you call generalizing, but the reaction by investors, it seems like – and I think maybe your tip-top CFOs out there could verify this or not. Mr. Gardiner, but the reaction to the transaction we see is sort of your short-term investor was more like why buy this now, we’re going into a rising rate cycle. The time we’re paying what appears to be a full price versus the long-term guys who saw, it seems like their vision was this. This could be another opportunity for Jeff to like [indiscernible] – it take a while. So I guess the question is how would you balance that long term sort of pushback or skepticism versus the longer-term guide seem like...

Jeffrey Craig Sprecher

Chair & Chief Executive Officer, Intercontinental Exchange, Inc.

Yeah.

Richard Henry Repetto

Analyst, Piper Sandler & Co.

...they sort of get it?

Jeffrey Craig Sprecher

Chair & Chief Executive Officer, Intercontinental Exchange, Inc.

Yeah. There is a – look at the demographics. We put these charts out in some of our appendices, the demographics of the millennial population now that is at their prime earnings, prime home buying age, starting families, not going to live in their parent’s basement. We all read these stories in the US. Every house that gets built gets sold. I mean, there is a shortage of houses. It was exacerbated by this view that, oh, millennials don’t ever want to own a home and they’re not going to own a car. And da, da, da, da, da. Now they’re at an age when that’s ridiculous. And they aren’t living at home with the kids. And so and secondly the supply chain that’s been holding back homebuilding is slowly working its way through. And we just saw lumber prices come down last month. And anecdotally we’re talking to people that things are starting to allow more homebuilding. So the total number of mortgages in the world is going – and in the United States is going to be bigger. That’s a really great thing to build a business into. And you can argue quarter to quarter but that trend, that macro trend, there are very few. If you put an analog to digital trend on top of a macro trend of housing needs, it’s like a no brainer to me.

…

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about Black Knight, Inc’s (“BKI”) or Intercontinental Exchange, Inc’s (“ICE”) plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the proposed acquisition of BKI by ICE (the “Transaction”), including future financial and operating results, BKI’s or ICE’s plans, objectives, expectations and intentions, the expected timing of completion of the Transaction, the expected form and timing of debt financing to fund the Transaction and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in BKI’s and ICE’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of BKI or ICE to terminate the definitive merger agreement governing the terms and conditions of the Transaction; the outcome of any legal proceedings that may be instituted against BKI or ICE; the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect BKI or ICE or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic, political and market conditions, interest and exchange rates, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which BKI and ICE operate; the ability to promptly and effectively integrate the businesses of BKI with those of ICE; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of BKI’s or ICE’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; ICE’s ability to complete the contemplated debt financing on a timely basis, on favorable terms or at all; and the impact of the global COVID-19 pandemic on BKI’s or ICE’s businesses, the ability to complete the Transaction or any of the other foregoing risks.

These factors are not necessarily all of the factors that could cause BKI’s or ICE’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm BKI’s or ICE’s results.

All forward-looking statements attributable to BKI or ICE, or persons acting on BKI’s or ICE’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and BKI and ICE do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If BKI or ICE update one or more forward-looking statements, no inference should be drawn that BKI or ICE will make additional updates with respect to those or other forward-looking statements. Further information regarding BKI, ICE and factors which could affect the forward-looking statements contained herein can be found in BKI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and its other filings with the SEC, and in ICE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and its other filings with the SEC.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Transaction, ICE will file with the SEC a Registration Statement on Form S-4 to register the shares of ICE common stock to be issued in connection with the Transaction. The Registration Statement will include a proxy statement of BKI that also constitutes a prospectus of ICE. The definitive proxy statement/prospectus will be sent to the stockholders of BKI seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING BKI, ICE, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by BKI or ICE through the website maintained by the SEC at http://www.sec.gov or from BKI at its website, www.blackknightinc.com, or from ICE at its website, www.theice.com. Documents filed with the SEC by BKI will be available free of charge by accessing BKI’s website at www.blackknightinc.com under the tab “Investors” and then under the heading “Financials – SEC Filings” or, alternatively, by directing a request by mail or telephone to Black Knight, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attention: Investor Relations, (904) 854-5100, and documents filed with the SEC by ICE will be available free of charge by accessing ICE’s website at www.ice.com and following the link for “Investor Relations” or, alternatively, by directing a request by mail or telephone to Intercontinental Exchange, Inc., 5660 New Northside Drive, Third Floor, Atlanta, Georgia 30328, Attention: Investor Relations, (770) 857-4700, or by email to investors@ice.com.

PARTICIPANTS IN THE SOLICITATION

BKI, ICE, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of BKI in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of BKI and ICE and other persons who may be deemed to be participants in the solicitation of stockholders of BKI in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about BKI, the directors and executive officers of BKI and their ownership of BKI common stock is also set forth in the definitive proxy statement for BKI’s 2022 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 28, 2022, and other documents subsequently filed by BKI with the SEC. Additional information about ICE, the directors and executive officers of ICE and their ownership of ICE common stock can also be found in ICE’s definitive proxy statement in connection with its 2022 Annual Meeting of Stockholders, as filed with the SEC on March 25, 2022, and other documents subsequently filed by ICE with the SEC. Free copies of these documents may be obtained as described above.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.